UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SAPIENT CORPORATION
(Name of Subject Company)

SAPIENT CORPORATION
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

803062108
(CUSIP Number of Class of Securities)

Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and Secretary
Sapient Corporation
131 Dartmouth Street
Boston, MA 02116
(617) 621-0200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Faiza J. Saeed, Esq.
Eric L. Schiele, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Sapient Corporation, a Delaware corporation (“Sapient”).  The Schedule 14D-9 relates to the tender offer by 1926 Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Publicis Groupe S.A., a French société anonyme (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 12, 2014, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Sapient (the “Shares”) at a purchase price of $25.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The expiration date of the Offer is at the end of the day, immediately after 11:59 P.M., New York City time, on December 10, 2014, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.   Additional Information.

Item 8 of the Schedule 14D-9 under the heading “Regulatory Approvals—U.S. Antitrust” is hereby amended and supplemented by adding the following paragraph at the end of such section:

“On November 12, 2014, Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division.  On November 13, 2014, Sapient filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division. On November 28, 2014, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer that any waiting period (or extension thereof) under the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have expired or been terminated has been satisfied.”

Item 8 of the Schedule 14D-9 under the heading “Regulatory Approvals—German Antitrust Laws” is hereby amended and supplemented by adding the following paragraph at the end of such section:

“On November 11, 2014, Parent and Sapient filed a joint notification with the FCO pursuant to the German Act Against Restraints of Competition relating to the Offer and the Merger.  On November 26, 2014, the FCO cleared, without conditions, the acquisition of the Shares pursuant to the Offer and the Merger under the German Act Against Restraints of Competition. Accordingly, the condition to the Offer that any waiting period (or extension thereof) under any applicable competition, merger control, antitrust or similar law of Germany applicable to the purchase of the Shares pursuant to the Offer and the consummation of the Merger shall have either expired or otherwise been terminated, and any required approval with respect thereto shall have been obtained, has been satisfied.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

SAPIENT CORPORATION

By:	/s/ Joseph A. LaSala, Jr.
Name: Joseph A. LaSala, Jr.
Title: Senior Vice President, General Counsel and Secretary

Dated:  December 2, 2014

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